Exhibit 99.1

Administrative Penalty Decision of Anti-Monopoly Matter

SHENZHEN, China, July 26, 2021 --Tencent Music Entertainment Group (the “Company” or “TME”) (NYSE: TME) announced that the State Administration for Market Regulation of the People’s Republic of China issued an Administrative Penalty Decision (the “Decision”) to Tencent Holdings Limited (“Tencent”), the controlling shareholder of TME, regarding Tencent’s acquisition of China Music Corporation.

TME accepts the Decision with sincerity and is committed to complying with all requirements set forth in the Decision fully and in a timely manner. Pursuant to the Decision, TME shall implement a rectification plan to, among other things, terminate exclusive music copyright licensing arrangements within 30 days from the date of the Decision. TME shall also discontinue any arrangement where it offers high advance licensing payment to and seeks preferential licensing terms from copyright owners without reasonable grounds.

We are committed to improving our operations in strict compliance with all laws and regulations and strengthening our compliance system, with a view to fostering innovation, fulfilling our social responsibilities, providing users with better services, and promoting the long-term, healthy development of the digital music industry.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music and audio entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online audio, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 883606

SOURCE Tencent Music Entertainment Group

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